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CONTINUING CONNECTED TRANSACTIONS

AIRPORT PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated 29 December 2008 and 28 December 2012 as regards the existing Property Management Framework Agreement and the New Property Management Framework Agreement entered into between the Company and GCSAPMC.

As the existing Property Management Framework Agreement expired on 31 December 2011 and the properties under the New Property Management Framework Agreement do not cover the properties at the old Baiyun Airport (which were originally covered under the existing Property Management Framework Agreement), the Company has further entered into the Airport Property Management Framework Agreement with GCSAPMC on 11 January 2013 (after trading hours) to renew the property management for properties at the old Baiyun Airport for a term of three years from 1 January 2012 to 31 December 2014 in compliance with Rule 14A.35(1) of the Listing Rules.

Pursuant to Rule 14A.27 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Airport Property Management Framework Agreement, aggregated with the transactions contemplated under the New Property Management Framework Agreement is still on an annual basis exceeding 0.1% and less than 5%, therefore, the transaction contemplated under the Airport Property Management Framework Agreement constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 29 December 2008 where the Company announced that the Company had entered into a framework agreement (the “existing Property Management Framework Agreement”) on 29 December 2008 in respect of engaging GCSAPMC (whose principal business activity is that of management of real property) to provide property management and improvement services for a term of three years, commencing from 1 January 2009 to 31 December 2011.

Reference is also made to the announcement of the Company dated 28 December 2012 where the Company announced that the Company had entered into a new framework agreement (the “New Property Management Framework Agreement”) on 28 December 2012 (after trading hours) to renew the property management at the new Baiyun International Airport for a term of three years from 1 January 2012 to 31 December 2014.

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As the existing Property Management Framework Agreement expired on 31 December 2011 and the properties under the New Property Management Framework Agreement do not cover the properties at the old Baiyun Airport (which were originally covered under the existing Property Management Framework Agreement), the Company has further entered into the airport property management framework agreement (the “Airport Property Management Framework Agreement”) on 11 January 2013 (after trading hours) to renew the property management at the old Baiyun Airport for a term of three years from 1 January 2012 to 31 December 2014, in compliance with Rule 14A.35(1) of the Rule Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd (the "Listing Rules"):

AIRPORT PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

Date

11 January 2013 (after trading hours)

Parties

(a)	The Company, the principal business activity of the Company is that of civil aviation.

(b)	Guangzhou China Southern Airlines Property Management Company Limited (“GCSAPMC”), which is wholly owned by China Southern Air Holding Company (“CSAHC”), and is therefore a connected person of the Company under the Listing Rules.

Subject matter

Pursuant to the Airport Property Management Framework Agreement, the Company has renewed the appointment of GCSAPMC for the provision of property management and maintenance services for the Company's properties at the old Baiyun Airport and surrounding in Guangzhou to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment. The management and maintenance services fee shall be determined at an arm’s length basis between both parties and according to the market prices, provided that the management and maintenance services fee charged should not be higher than the one charged by any independent third parties in the similar industry. The management and maintenance services fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the management and maintenance services fee wholly by its internal resources.

The Airport Property Management Framework Agreement is for a fixed term of three years, commencing from 1 January 2012 to 31 December 2014, and is renewable by agreement between both parties thereto, subject to compliance with the relevant requirements of the Listing Rules by the Company.

Historical Figures and Cap

The aggregate historical management and maintenance services fee incurred by the Group for properties in both old Baiyun Airport and new Baiyun International Airport under the existing Property Management Framework Agreement were RMB19 million, RMB30 million and RMB34 million for the three years ended 31 December 2011. The previous annual cap for the existing Property Management Framework Agreement was set at RMB47,010,000 per annum.

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As disclosed in the announcement of the Company dated 28 December 2012, the Company and GCSAPMC were unable to agree earlier with each other regarding the proposed fee to be charged for the provision of management and maintenance services for properties at the old Baiyun Airport and the new Baiyun International Airport. The appointment of GCSAPMC for the provision of management and maintenance services at the old Baiyun Airport had yet to be included in the New Property Management Framework Agreement. As such, the Company did not pay any fee to GCSAPMC for the year ended 31 December 2012 and up to the date of this announcement for the management and maintenance services provided by GCSAPMC at the old Baiyun Airport, despite that GCSAPMC had continued to provide services to the Company for properties at both the old Baiyun Airport and the new Baiyun International Airport prior to its renewed appointment.

The annual cap for the Airport Property Management Framework Agreement is set at RMB22,250,000 per annum for the entire term of the Airport Property Management Framework Agreement with reference to the historical service fees incurred, the coverage of properties only at old Baiyun Airport as well as the prevailing service fees charged for similar services provided in the market.

The Airport Property Management Framework Agreement is considered to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole by the independent non-executive Directors of the Company and has been approved by the independent non-executive Directors.

Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, holding approximately 53.12% equity interest in the Company as of the date hereof and GCSAPMC is a wholly-owned subsidiary of CSAHC, and they are, therefore connected persons of the Company under the Listing Rules. The board (the “Board”) of directors (the “Directors”) of the Company (including the independent non-executive Directors) considers that the terms of the Airport Property Management Framework Agreementand the cap in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Pursuant to Rule 14A.27 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Airport Property Management Framework Agreement, aggregated with the transactions contemplated under the New Property Management Framework Agreement is still on an annual basis exceeding 0.1% and less than 5%, therefore, the transaction contemplated under the Airport Property Management Framework Agreement constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

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GENERAL

Among the 10 Directors, three Directors, Mr. Si Xian Min, Mr. Wang Quan Hua and Mr. Yuan Xin An, who were duly appointed to the Board by CSAHC, were required to abstain from voting in respect of the resolutions to approve the Airport Property Management Framework Agreement. All the remaining Directors who were entitled to vote, unanimously approved the resolutions approving the above Airport Property Management Framework Agreement.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

11 January 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Xu Jie Bo as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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